Exhibit 10.5

Proposed Executive Employment Term Sheet

This term sheet summarizes the principal terms and conditions of the proposed employment agreement between Seven Oaks Acquisition Corp. (the “Company”) and Chieh Huang (“Executive”) and is subject to the execution and delivery by all parties of mutually satisfactory documentation. This term sheet constitutes a binding obligation on both parties to cooperate in good faith to draft and agree to an underlying employment agreement in a form that is commonly used for similar transactions and that reflects the terms set forth herein upon the closing of the transaction contemplated by that certain Agreement and Plan of Merger by and among the Company, Giddy Inc., and such other parties as set forth therein (the “Merger Agreement”). For the avoidance of doubt, this term sheet shall be null and void, and the terms herein shall be of no further effect, if the closing of the transaction contemplated by the Merger Agreement does not occur.

Term	Description
EMPLOYMENT TERMS
Employment Opportunity	The Company shall employ Executive in the position of Chief Executive Officer under terms and conditions outlined in an employment agreement (the “Agreement”) effective as of the closing (the “Effective Date”) of the transaction (the “Transaction”) contemplated by the Merger Agreement. In this position, Executive shall report directly to the Company’s Board of Directors (the “Board”) and shall have a seat on the Board.
Term and Duties

The initial term of employment will be two (2) years; thereafter, the term of the Agreement shall automatically be extended for additional one (1) year periods unless the Company or Executive give written notice to the other party at least ninety (90) days in advance of the expiration of the initial term or any subsequent term of the intent not to extend this Agreement.

The employment shall be “at-will.”

This will be a full-time position and Executive is expected to devote all time and attention to the fulfillment of the duties hereunder. Executive shall be able to participate in charitable, civic, educational, or community affairs as disclosed to and approved in writing by the Company’s board of directors (the “Board”) in advance, so long as such activities do not, either individually or in the aggregate, interfere or conflict with Executive’s duties hereunder or result in a breach of any restrictive covenant obligation.

This position will be based in New York, New York and Executive may be required to travel in fulfillment of Executive’s duties and responsibilities hereunder.

Base Salary	Executive’s base salary shall be at least $400,000 (the “Base Salary”), subject to applicable withholdings. The Base Salary shall be subject to review for increase on an annual basis, and shall not be subject to decrease (except for any across-the-board reduction impacting substantially all executives of the Company of not more than 10%).

Annual Bonus

Executive shall receive an annual cash bonus with a target annual opportunity of 75% of Base Salary, subject to applicable withholdings, with 75% of the bonus based on Company performance objectives, which shall be determined by the Board each year based on financial metrics consistent with the annual budget approved by the Board (with half of such metrics based on budget gross profit achievement and half based on EBITDA achievement) and 25% of the bonus based individual performance objectives, which shall be established by the Executive and approved by the Board (the “Annual Bonus”).

The Annual Bonus shall be determined on a sliding scale with the minimum Annual Bonus payable at 50% of Base Salary payable if 90% of the overall performance metrics are achieved, the target bonus of 75% of Base Salary payable if 100% of the overall performance metrics are achieved, and the maximum Annual Bonus of 150% of Base Salary payable if 125% of the overall performance metrics are achieved), subject to applicable withholdings. The Annual Bonus amount payable will be subject to straight-line interpolation between 90% of the overall performance metrics achieved and 100% of the overall performance metrics achieved and between 100% of the overall performance metrics achieved and 125% of the overall performance metrics achieved.

The determination of the amount of the Annual Bonus to be paid and the achievement of the applicable Company and individual performance metrics shall be determined by the Board in good faith. The Annual Bonus shall be subject to Executive’s continuous employment through the payment date and shall be payable in the first payroll period following the completion of the Company’s audited financials related to the performance year, which in no event shall be later than December 31st of the year following the year to which such Annual Bonus relates.

Benefits and Vacation	Executive shall be eligible to participate in the Company’s benefit plans and programs and vacation programs that are offered to similarly situated employees from time to time.
Severance	Subject to Executive’s timely execution and non-revocation of a general release of claims against the Company which shall not include any more onerous restrictive covenants, if Executive is terminated by the Company without Cause (which shall include, for the avoidance of doubt, a termination resulting from the Company’s delivery of a notice of non-renewal at the end of the initial term or any subsequent term or resigns for Good Reason, Executive shall receive (i) continued payment of the Base Salary for twenty-four (24) months, less applicable taxes and withholdings, payable in equal installments over the twenty-four (24) month period following the termination or resignation date and commencing in the first payroll period following the expiration of the revocation period in the general release, and; (ii) in the event that Executive is eligible for and timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), reimbursements for the monthly costs of the COBRA premiums for eighteen (18) months following the date of such termination and commencing in the first payroll period following the expiration of the revocation period in the general release, provided that such reimbursements do not result in a violation of applicable law by, or in the imposition of penalties, fines, or excise taxes to, the Company; (iii) any earned and unpaid Annual Bonus related to the performance year prior to the year in which such termination or resignation occurs payable when annual bonuses are paid to all other employees; and (iv) a payment equal to the Annual Bonus target, pro-rated for the number of days Executive is employed in the year of termination divided by 365 payable when annual bonuses are paid to all other employees ((i) through (iv), the “Severance Payments”).

Termination for “Cause”	Termination for “Cause” means (A) Executive’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (B) Executive’s commission of fraud, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company or its affiliates or subsidiaries (the “Group”); (C) Executive’s material and persistent failure to perform Executive’s lawful duties or responsibilities for the Group (other than by reason of disability); (D) Executive’s refusal to comply with any lawful policy of the Company or reasonable directive of the Board or its designee; (E) Executive’s commission of acts or omissions constituting gross negligence or material misconduct in the performance of any aspect of Executive’s lawful duties or responsibilities which have or may be expected to have an adverse effect on the Group; (F) Executive’s breach of any fiduciary duty owed to the Group; (G) Executive’s violation of any securities laws; (H) Executive’s material violation or breach of any restrictive covenant or any material term of the employment agreement; or (I) Executive’s commission of any act or omission that materially damages or is reasonably likely to materially damage the financial condition or business of the Group or materially damages or is reasonably likely to materially damage the reputation, public image, goodwill, assets or prospects of the Group. Notwithstanding the foregoing, no Cause shall exist unless (1) the Company has provided the Executive written notice detailing the event constituting Cause within 60 days of the Company obtaining knowledge of such event, and, to the extent the event is reasonably susceptible to cure, the Executive does not cure such event within 30 days of the receipt of such notice; and (2) a resolution finding that Cause exists has been approved by a majority of all of the members of the Board.
Termination for “Good Reason”	"Good Reason" means the occurrence of any of the following events without Executive's written consent, provided that Executive provides written notice to the Company of such event constituting Good Reason within 60 days of the occurrence and the Company does not cure such event within 30 days of the receipt of such notice from Executive: (i) a material reduction in Executive's Base Salary (except for any across-the-board reduction impacting substantially all executives of the Company of not more than 10%) or material reduction in Executive’s target Annual Bonus opportunity (except for any across-the-board reduction impacting substantially all executives of the Company of not more than 10%), (ii) a material diminution in Executive’s duties, authorities and responsibilities, including the removal of Executive from the Board,; or (iii) a relocation of Executive's principal place of employment by more than fifty (50) miles; provided that, any severance payable to Executive hereunder shall be delayed until Executive completes up to twelve (12) months of transition support, as determined by the Company, following a Change in Control if Executive’s base salary, target annual bonus opportunity, and employee benefits are substantially similar following such Change in Control.

Restrictive Covenants

Executive would be subject to standard non-disclosure and proprietary information covenants during and after the term of employment and a mutual non-disparagement covenant applicable during employment (for mutual disparagement, the Company would direct the members of the board from disparaging Executive).

Executive would be subject to (i) a non-competition provision during employment and for the twenty-four (24) month period thereafter applicable to the business of Boxed as it is conducted or planned to be conducted as of Executive’s termination or resignation from employment, provided that such twenty-four (24) month period shall be subject to reduction for any period of transition support that Executive provides at the request of the Company following a Change in Control, for a maximum reduction of up to twelve (12) months; (ii) a non-solicitation of employees and consultants provision during employment and for the twenty-four (24) month period thereafter; and (iii) a non-solicitation of customers, clients, investors, financing sources, vendors, suppliers, etc. provision during employment and for the twenty-four (24) month period thereafter.

IRC Section 409A

It is the intention of the parties that Executive’s performance of the services under the employment agreement and payments to Executive under the employment agreement shall not implicate Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). In the event that Executive’s performance of the services or any payment due to the Executive under the employment agreement would subject Executive to the additional tax and interest imposed by Section 409A, or any interest or penalties with respect to such additional tax (such additional tax, together with any such interest or penalties, are collectively referred to as the “Section 409A Tax”), the Company shall modify the employment agreement to make it compliant with Section 409A and maintain the value of the payments and benefits under the employment agreement.

If at the time of the Executive’s termination of employment, the Executive is a “specified employee,” under Section 409A, any and all amounts payable under the employment agreement on account of such termination of employment that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6) month period or, if earlier, the date of the Executive’s death; except (A) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Section 409A; (B) benefits which qualify as excepted welfare benefits pursuant to Section 409A-1(a)(5); or (C) other amounts or benefits that are not subject to the requirements of Section 409A. Each payment made under the employment agreement shall be treated as a separate payment and the right to a series of installment payments under the employment agreement is to be treated as a right to a series of separate payments.

IRC Section 280G and 4999	Payments under the employment agreement shall be made without regard to whether the deductibility of such payments (or any other payments to or for the benefit of the Executive) would be limited or precluded by Section 280G of the Code, and without regard to whether such payments (or any other payments) would subject the Executive to the federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code; provided, that if the total of all payments to or for the benefit of the Executive (whether under this Agreement or otherwise), after reduction for all state and federal taxes (including the tax described in Section 4999 of the Code, if applicable) with respect to such payments (“Executive’s total after-tax payments”), would be increased by the limitation or elimination of any payment under this Agreement, amounts payable under this Agreement shall be reduced to the extent, and only to the extent, necessary to maximize the Executive’s total after-tax payments (the “required reduction amount”). The determination as to whether and to what extent payments under this Agreement are required to be reduced in accordance with the preceding sentence shall be made at the Company’s expense by a nationally recognized accounting firm after considering in good faith all available exemptions, including a fair valuation of reasonable compensation for services rendered by Executive and a fair valuation for any post-employment covenants.
INCENTIVE EQUITY TERMS
Long-Term Incentive Plan

The Company will establish a long-term incentive plan (“LTIP”) for the Executive applicable for three years (the “LTIP Period”) under which restricted stock units (RSUs) covering 1,500,000 shares of common stock will be granted subject to the following time-based or performance-based vesting conditions:

•     300,000 RSUs shall vest as follows: (i) 1/3 shall vest on the first anniversary of the LTIP effective date, subject to Executive’s continuous employment through such date; (ii) an additional 1/3 shall vest on the second anniversary of the LTIP effective date, subject to Executive’s continuous employment through such date; and (iii) the last 1/3 shall vest on the third anniversary of the LTIP effective date, subject to Executive’s continuous employment through such date (collectively, the “Time-Based RSUs”).

•     The remaining RSUs must satisfy the following performance-based vesting conditions to vest:

i.      150,000 RSUs will vest if the Gross Profit Target during the LTIP Period is 85% achieved, as determined on a cumulative basis;

ii.     An additional 150,000 RSUs will vest if at any time during the LTIP Period the common stock of the Company is trading above $12.00 for 20 trading days of any consecutive 30-day trading day period ((i) and (ii) the “Below Target Plan RSUs”);

iii.     An additional 175,000 RSUs will vest if the Gross Profit Target during the LTIP Period is 100% achieved, as determined on a cumulative basis;

iv.    An additional 175,000 RSUs will vest if at any time during the LTIP Period the common stock of the Company is trading above $15.00 for 20 trading days of any consecutive 30-day trading day period ((iii) and (iv) the “On Target Plan RSUs”);

v.    An additional 275,000 RSUs will vest if during the last year of the LTIP Period the Gross Profit Target is 115% achieved; and

vi.   An additional 275,000 RSUs will vest if at any time during the LTIP Period the common stock of the Company is trading above $18.00 for 20 trading days of any consecutive 30-day trading day period ((v) and (vi) the “Upside Plan RSUs”).

The term “Gross Profit Target” shall be defined by the Board in the initial LTIP per Exhibit A.

Termination Without Cause or Resignation for Good Reason

In the event that the Executive is terminated without Cause or resigns for Good Reason during the LTIP Period, the Executive shall remain eligible to vest in the unvested performance-based RSUs as follows:

•      If such termination without Cause or resignation for Good Reason occurs during the first year of the LTIP Period, Executive remains eligible to vest in the Below Target Plan RSUs subject to the actual achievement of the performance vesting conditions applicable to such RSUs by the end of the LTIP Period.

•      If such termination without Cause or resignation for Good Reason occurs during the second year of the LTIP Period, Executive remains eligible to vest in both the Below Target Plan RSUs and the On Target Plan RSUs subject to the actual achievement of the performance vesting conditions applicable to such RSUs by the end of the LTIP Period.

•      If such termination without Cause or resignation for Good Reason occurs during the third year of the LTIP Period, Executive remains eligible to vest in the Below Target Plan RSUs, the On Target Plan RSUs, and the Upside Plan RSUs subject to the actual achievement of the performance vesting conditions applicable to such RSUs by the end of the LTIP Period.

Change in Control

In the event of a Change in Control, then subject to the Executive’s continued employment through the Change in Control and for a period of twelve (12) months thereafter, Executive shall vest:

•       In the Below Target Plan RSUs if the net sale price upon such Change in Control is at least $12.00 per share;

•      In the Below Target Plan RSUs and the On Target Plan RSUs if the net sale price upon such Change in Control is at least $15.00 per share; and

•      In the Below Target Plan RSUs, On Target Plan RSUs, and the Upside Plan RSUs, if the net sale price upon such Change in Control is at least $18.00 per share.

Any unvested Time-Based RSUs shall not accelerate upon a Change in Control and will remain subject to the vesting schedule described above. In the event of a Change in Control, if the performance metrics described above are not achieved, the Below Target Plan RSUs, On Target Plan RSUs, and/or Upside Plan RSUs, as applicable, shall be forfeited and cancelled.

If Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason within six months prior to a Change in Control or within the twelve (12) months following a Change in Control, then Executive shall vest:

•      In all unvested Time-Based RSUs;

•      In the Below Target Plan RSUs if the net sale price upon such Change in Control is at least $12.00 per share;

•      In the Below Target Plan RSUs and the On Target Plan RSUs if the net sale price upon such Change in Control is at least $15.00 per share; and

•     In the Below Target Plan RSUs, On Target Plan RSUs, and the Upside Plan RSUs, if the net sale price upon such Change in Control is at least $18.00 per share.

In the event of a Change in Control, if the performance metrics described above are not achieved, the Below Target Plan RSUs, On Target Plan RSUs, and/or Upside Plan RSUs, as applicable, shall be forfeited and cancelled.

“Change in Control” shall have the meaning as defined in the LTIP.

[Signature Page Follows]

Acknowledged and Agreed to as of the 11th day of June, 2021, by:

/s/ Chieh Huang	June 11, 2021

Chieh Huang	Date

Seven Oaks Acquisition Corp.

/s/ Gary Matthews	June 11, 2021

By: Gary Matthews	Date

Title: Chairman and CEO

EXHIBIT A

Gross Profit Target Example

	Street Case
	FY’22F	FY’23F	FY’24F	Cumulative FY’22F - FY’24F
Total GMV	$360	$532	$745	$1,636
YoY Growth % (GMV)	54%	48%	40%

Net Revenue	$306	$429	$580	$1,315
YoY Growth % (Net Rev)	44%	40%	35%

Total Gross Profit	$49	$90	$142	$281
Gross Margin (Total) %	16%	21%	24%

Adj EBITDA	$(68)	$(56)	$(37)	$(161)
Adj EBITDA Margin %	(22)%	(13)%	(6)%